                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K
                                 ANNUAL REPORT

                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended June 30, 1995

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to
                               -------------------   -------------------------
Commission file number
                       -------------------------------------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SUNRISE MEDICAL INC. PROFIT SHARING/SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Sunrise Medical Inc.
                        2382 Faraday Avenue, Suite 200
                          Carlsbad, California 92008

SUNRISE MEDICAL INC.
PROFIT SHARING/SAVINGS PLAN

Financial Statements and Schedules

June 30, 1995 and 1994

(With Independent Auditors' Report Thereon)

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                  Index to Financial Statements and Schedules
                  -------------------------------------------

                                                                            Page
                                                                            ----
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits --
   June 30, 1995 and 1994                                                     2

Statement of Changes in Net Assets Available for Benefits --
   Year ended June 30, 1995                                                   3

Statement of Changes in Net Assets Available for Benefits --
   Year ended June 30, 1994                                                   4

Notes to Financial Statements                                                 5

Schedules
---------

Item 27a -- Schedule of Assets Held for Investment Purposes -- June 30, 1995

Item 27d -- Schedule of Reportable Transactions -- Year ended June 30, 1995



All other schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                       [LETTERHEAD OF PEAT MARWICK LLP]

                         INDEPENDENT AUDITORS' REPORT

The Board of Trustees of Sunrise Medical Inc.
  Profit Sharing/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan as of June 30, 1995 and 1994 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended June 30, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sunrise Medical Profit Sharing/Savings Plan as of June 30, 1995 and 1994 and the changes in net assets available for benefits for each of the years in the two year period ended June 30, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                            /s/ KPMG Peat Marwick LLP

October 20, 1995, except as to Note 9,
which is as of October 26, 1995,
January 4, 1996 and January 5, 1996.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                Statements of Net Assets Available for Benefits
                            June 30, 1995 and 1994

                                                     1995         1994
                                                  -----------   -----------
             ASSETS

Cash                                              $   364,717       250,091

Investments, at fair value                         33,273,384    24,087,341

Loans to participants                                 767,390       634,225

Receivables:
  Employer's contribution                           2,310,727     2,392,337
  Participants' contributions                         286,580       238,842
                                                  -----------   -----------
        Net assets available for benefits         $37,002,798    27,602,836
                                                  ===========   ===========

See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                           Year ended June 30, 1995

                                                 American                         IDS New       IDS           IDS
                                                  Express        IDS Mutual     Dimensions     Stock       Selective
                                              Income Fund II        Fund           Fund         Fund         Fund
                                              --------------     ----------     ----------   ---------    ----------
Additions:
 Employer contributions                        $ 1,079,600          473,473      1,048,944     197,139     (308,073)
 Participant contributions                       1,041,386          637,371        956,040     385,418      161,140
 Net appreciation in fair value
  of investments                                   390,810          153,674        983,114      47,762       59,023
 Interest and dividends, net                       320,880          361,489        244,452     132,295       77,516
                                               -----------        ---------      ---------   ---------    ---------
    Total additions                              2,832,676        1,626,007      3,232,550     762,614      (10,394)

Deductions - benefit payments                   (1,066,976)        (386,606)      (552,650)    (69,678)     (13,895)
                                               -----------        ---------      ---------   ---------    ---------
    Increase (decrease) in net assets
     available for benefits                      1,765,700        1,239,401      2,679,900     692,936      (24,289)

Net assets available for benefits:
 Beginning of year, July 1, 1994                11,443,009        3,958,090      4,612,989     966,505    1,255,265
Transfers and forfeitures                          894,445         (188,236)       222,140      21,945       34,270
                                               -----------        ---------      ---------   ---------    ---------
End of year, June 30, 1995                     $14,103,154        5,009,255      7,515,029   1,681,386    1,265,246
                                               ===========        =========      =========   =========    =========

                                           Sunrise Pooled            Loans to         Total
                                             Stock Fund            Participants       1995
                                           --------------          ------------    -----------
Additions:
 Employer contributions                        620,549                    --        3,111,632
 Participant contributions                     831,887                    --        4,013,242
 Net appreciation in fair value
  of investments                             1,927,155                    --        3,561,538
 Interest and dividends, net                        --                57,811        1,194,443
                                           -----------            ----------       ----------
    Total additions                          3,379,591                57,811       11,880,855

Deductions - benefit payments                 (326,934)              (64,154)      (2,480,893)
                                           -----------            ----------       ----------
    Increase (decrease) in net assets
     available for benefits                  3,052,657                (6,343)       9,399,962

Net assets available for benefits:
 Beginning of year, July 1, 1994             4,732,753               634,225       27,602,836
Transfers and forfeitures                   (1,117,729)              133,165               --
                                           -----------            ----------       ----------
End of year, June 30, 1995                   6,667,681               761,047       37,002,798
                                           ===========            ==========       ==========

See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                           Year ended June 30, 1994

                                             IDS Cash        American                          IDS New       IDS           IDS
                                            Management        Express         IDS Mutual     Dimensions     Stock       Selective
                                               Fund        Income Fund II        Fund           Fund         Fund         Fund
                                           ------------    --------------     ----------     ----------   ---------    ----------
Additions:
 Employer contributions                     $   39,389        1,098,514          497,332        141,920     111,786      496,744
 Participant contributions                      89,869          698,933          519,000        679,811      83,143       42,265
 Net appreciation (depreciation) in
  fair value of investments                         --              146         (246,133)      (253,030)    (58,929)     (41,459)
 Interest and dividends, net                    13,919          528,295          267,171        203,000      21,042       21,313
 Transfer from another plan
  (note 1)                                          --          813,943          682,394        572,900     593,713      610,669
                                           -----------       ----------        ---------      ---------   ---------    ---------
    Total additions                            143,177        3,139,831        1,719,764      1,344,601     750,755    1,129,532

Deductions - benefit payments                  (19,620)        (777,800)        (135,301)      (233,324)    (34,411)        (559)
                                           -----------       ----------        ---------      ---------   ---------    ---------
    Increase in net assets available
     for benefits                              123,557        2,362,031        1,584,463      1,111,277     716,344    1,128,973

Net assets available for benefits:
 Beginning of year, July 1, 1993             1,284,891        8,674,137        2,259,889      3,204,159          --           --
Transfers and forfeitures                   (1,408,448)         406,841          113,738        297,553     250,161      126,292
                                           -----------       ----------        ---------      ---------   ---------    ---------
End of year, June 30, 1994                 $        --       11,443,009        3,958,090      4,612,989     966,505    1,255,265
                                           ===========       ==========        =========      =========   =========    =========

                                           Sunrise Pooled            Loans to         Total
                                             Stock Fund            Participants       1994
                                           --------------          ------------    -----------
Additions:
 Employer contributions                        617,773                    --        3,003,458
 Participant contributions                     617,424                    --        2,730,445
 Net appreciation (depreciation) in
  fair value of investments                   (455,497)                   --       (1,054,902)
 Interest and dividends, net                        --                    --        1,054,740
 Transfer from another plan
  (note 1)                                     351,638                40,811        3,666,068
                                           -----------            ----------       ----------
    Total additions                          1,131,338                40,811        9,399,809

Deductions - benefit payments                  (91,568)                   --       (1,292,583)
                                           -----------            ----------       ----------
    Increase in net assets available
     for benefits                            1,039,770                40,811        8,107,226

Net assets available for benefits:
 Beginning of year, July 1, 1993             3,760,181               312,353       19,495,610
Transfers and forfeitures                      (67,198)              281,061               --
                                           -----------            ----------       ----------
End of year, June 30, 1994                   4,732,753               634,225       27,602,836
                                           ===========            ==========       ==========

See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                         Notes to Financial Statements
                            June 30, 1995 and 1994

(1)  Description of Plan

     The following brief description of the Sunrise Medical Inc. Profit Sharing/Savings Plan (Plan) is provided for general information purposes only. The Plan is sponsored by Sunrise Medical Inc. (the Company) and certain of its subsidiaries, and the Plan's trustee and recordkeeper is American Express, formerly IDS Bank and Trust (IDS). Participants should refer to the Plan for a more complete description of the Plan's provisions.

     Plan Merger

     On July 29, 1993, the Company acquired DeVilbiss Health Care, Inc. On January 1, 1994, the DeVilbiss Health Care, Inc. 401(k) and Profit Sharing Plan (the DeVilbiss Plan) was merged into the Plan, and participants under the DeVilbiss Plan became participants in the Plan on that date. Accordingly, assets of $3,666,068 were transferred from the DeVilbiss Plan as of that date. The participants in the DeVilbiss Plan represented by the United Independent Atomizers Workers Union became participants in the Plan, and their participation and benefits are governed by the provisions of the DeVilbiss Plan.

     Eligibility

     The Plan is a defined contribution plan which went into effect July 1, 1984 and is generally available to all employees who have completed 60 days of service with the Company or a participating subsidiary; associates are eligible for Discretionary Employer Contributions after one year of employment. Participation in the Plan shall begin the first entry date (first day of each month) after eligibility is established.

     Contributions

     The following types of contributions are allowable under Plan terms:

     .  Salary Deferral Contributions--Participants may voluntarily contribute
        -----------------------------
        on a tax-deferred-salary-reduction basis up to 14% of their earnings. A participant's total tax-deferred contribution cannot exceed $9,240 in calendar years 1995 and 1994.

     .  Matching Employer Contributions--Sunrise Medical Inc. and its wholly
        -------------------------------
        owned participating subsidiaries contribute matching amounts each Plan year. Salary deferral contributions were matched 100% up to a maximum of $400 per participant in each of the Plan years.

     .  Discretionary Employer Contributions--The Company may make an additional
        ------------------------------------
        profit sharing contribution to those eligible participants who have completed one year of service and are actively employed as of the last day of the Plan year. This contribution is limited to a maximum of 6% of the participant's eligible earnings and is allocated in proportion to each participant's earnings within each division.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN
                   Notes to Financial Statements, Continued

     .  Post-tax Participant Contributions--Post-tax contributions of up to 10%
        ----------------------------------
        of the participant's earnings may be contributed to the Plan.

     .  Rollover Contributions--Amounts distributed to participants from other
        ----------------------
        qualified employee benefit plans may be rolled into the Plan.

All contributions are allocated to the Plan's investment funds at the direction of the participants.

The total annual addition to a participant's account may not exceed the lesser of $30,000 or 25% of the associate's taxable net earnings.

Vesting

Participants are immediately 100% vested in their salary deferral contributions, matching employer contributions, post-tax participant contributions and rollover contributions and related earnings thereon.

Full vesting in the discretionary employer contributions occurs at the earliest of the following dates:

 .  Completion of five vesting years of service

 .  Participant's death

 .  Participant becomes disabled as defined under the Plan

 .  Participant's normal retirement date

 .  Upon termination or partial termination of the Plan

Participants become partially vested in the discretionary employer contributions at 25% increments per year starting with the second year of service.

Participant Accounts

Participants have five separate accounts that represent their interest in the
Plan:

 .  Employer contribution account

 .  Matching contribution account

 .  Salary deferral contribution account

 .  Rollover contribution account

 .  Post-tax employee contribution account

Accounts are credited for (a) contributions made, (b) allocations of Plan earnings and (c) forfeitures of terminated participants' nonvested accounts. Accounts are charged for any distributions and any allocation of Plan losses.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued

     Payment of Benefits

     Benefits to participants or beneficiaries generally are payable as a lump sum equal to the value of their vested account upon retirement, disability, death or termination of the participant or termination of the Plan. Additionally, participants may withdraw from their salary deferral contribution accounts upon financial hardships. Installment payments are allowed for Plan participants covered by the DeVilbiss Plan prior to January 1, 1994.

     Administrative Expenses

     All Plan administrative expenses are paid directly by the Company.

(2)  Summary of Significant Accounting Policies

     The Plan is administered on a Plan-year basis. The Plan year is from July 1 through June 30.

     The accompanying financial statements have been prepared on an accrual basis and present the net assets of the Plan available for Plan benefits and the changes in those net assets. Contributions by participants and matching employer contributions are recognized at the time of salary deferral. Discretionary employer contributions are recognized in the year with respect to which these contributions were made. Purchases and sales of securities are recorded on a trade-date basis.

     Investments are stated at fair value. Fair value is determined by American Express based on quoted market prices for the underlying assets within each fund and based on contract values of guaranteed investment contracts from insurance companies. Company Stock is valued using quoted market prices. Loans to participants are stated at the outstanding principal amount.

     Certain 1994 amounts have been reclassified to conform to classifications used in 1995.

(3)  Investments

     The Plan's investments consist primarily of collective investment funds and common stock. The Plan's investments in collective investment funds, which amounts have been certified by American Express as complete and accurate, are held by the IDS Mutual Fund, IDS Selective Fund, IDS Stock Fund, IDS New Dimensions Fund, American Express Income Fund II and American Express Trust Money Market Fund I, which are IDS-administered trust funds. Investments in the Sunrise Medical Pooled Stock Fund primarily consist of the common stock of Sunrise Medical Inc. The Plan's investments consist of the following at June 30:

                                                      1995              1994
                                                  -------------   -------------
     IDS Mutual Fund                                $ 4,486,970       3,390,978
     IDS Selective Fund                               1,176,926         767,810
     IDS Stock Fund                                   1,512,814         859,475
     IDS New Dimensions Fund                          7,051,829       4,592,062
     American Express Income Fund II                 13,284,702      10,548,314
     Sunrise Medical Pooled Company Stock Fund        5,758,187       4,178,793
     American Express Trust Money Market Fund I         366,673            --
     Loans to participants                              767,390         634,225
                                                    -----------     -----------
                                                    $34,405,491      24,971,657
                                                    ===========     ===========

                             SUNRISE MEDICAL, INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued

The Plan's investments (including investments bought, sold and held during the year) appreciated by $3,561,538 in fiscal year 1995, and depreciated in value by $1,054,702 in fiscal year 1994. Unrealized appreciation and depreciation resulting from revaluation of marketable securities to market value are reflected in these amounts.

                           Net Change in Fair Value

                                                        1995         1994
                                                    ----------    ----------
      Investments at fair value as determined
        by quoted market price:
           IDS Mutual Fund                          $  153,674      (246,133)
           IDS New Dimensions Fund                     983,114      (253,030)
           IDS Stock Fund                               47,762       (58,929)
           IDS Selective Fund                           59,023       (41,459)
           American Express Income Fund II             390,810           146
           Sunrise Medical Pooled Company
              Stock Fund                             1,927,155      (455,497)
                                                    ----------    ----------

                                                    $3,561,538    (1,054,902)
                                                    ==========    ==========

(4)  Investments in Excess of 5% of Net Assets

     Investments in excesss of 5% of net assets at June 30, 1995 and 1994 were as follows:

                                                             June 30
                                                   -------------------------
                                                       1995         1994
                                                   -----------    ----------
     IDS Mutual Fund                               $ 4,486,970     3,390,978
     IDS New Dimensions Fund                         7,051,829     4,592,062
     American Express Income Fund II                13,284,702    10,548,314
     Sunrise Medical Pooled Company Stock Fund       5,758,187     4,178,793
                                                   ===========    ==========

(5)  Loans to Participants

     Loans to participants represent borrowings by participants of up to 50% of their vested account to a maximum of $50,000. These loans bear interest at varying market rates as determined by the trustee and are treated as an investment of the participant's account.

(6)  Income Taxes

     The Plan has previously received a determination letter from the Internal Revenue Service indicating that the Plan constitutes a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Company intends to operate the Plan in compliance with the applicable provisions of the IRC. The Company has resubmitted the Plan and expects to receive a favorable determination.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                   Notes to Financial Statements, Continued


(7)  Termination of the Plan

     The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of a complete or partial Plan termination or complete discontinuance of contributions, those affected participants will become 100% vested in their accounts.

(8)  Commitments and Reconciliation to Form 5500

     Included in net assets available for benefits at June 30, 1995 and 1994 are $610,562 and $684,048, respectively, for amounts related to Plan participants and participants who have terminated their service with the Company and requested a lump sum distribution of their account balance. Such amounts are reflected as benefits payable on the Form 5500 which is filed with the Internal Revenue Service.

(9)  Subsequent Event

     On June 30, 1995 there were 185,002 shares of Sunrise Medical Inc. held by the Plan with a per share market price of $31 1/8.

     On October 26, 1995, the Company announced that it had commenced an internal investigation into financial reporting irregularities at the Company's subsidiary, Bio Clinic Corporation. On January 4, 1996, the Company announced that as a result of this internal investigation the Company would restate its financial statements for fiscal years 1994 and 1995, reducing previously reported consolidated net income by $4 million in 1994 and $11 million in 1995. The Company also announced a number of key management changes, a comprehensive profit improvement plan and the signing of an agreement, subject to contingencies, to sell the Bio Clinic air therapy rental business. The Company expects the results for the first two quarters of fiscal 1996 to be adversely affected by the results of the investigation. In the second quarter, the Company expects to record a $32 to $38 million pre-tax charge to cover the estimated costs of the investigation and restatement, expected attorneys' fees associated with the defense of related pending litigation which names as defendants certain officers and directors of the Company (including certain members of the Plan Administration Committee), the write down of goodwill and other assets at Bio Clinic Corporation and other expenses.

     On January 5, 1996, the day after the announcement of the restated financial statements, the market price of the Company's stock had recovered to $18 3/4 per share from a low of $15 1/8 the day after the original investigation was announced.

                                  SCHEDULE I
                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

          Line 27a - Schedule of Assets Held for Investment Purposes

                                 June 30, 1995

                                                         Cost of       Current
Identity of issuer             Description of asset       asset         value
---------------------------    --------------------    -----------   ----------
IDS                            Mutual Fund             $ 4,454,936    4,486,970
IDS                            Selective Fund            1,151,212    1,176,926
IDS                            Stock Fund                1,507,563    1,512,814
IDS                            New Dimensions Fund       6,026,317    7,051,829
American Express               Income Fund II           12,927,928   13,284,702
Sunrise Medical (a party in    185,002 shares,
 (interest)                     common stock             4,343,004    5,758,187
American Express               Trust Money Market
                                Fund I                     366,673      366,673
Loans to participants          Interest rate ranges
                                from 8% to 9%              767,390      767,390
                                                       -----------   ----------

   Balance at June 30, 1995                            $31,545,023   34,405,491
                                                       ===========   ==========

See accompanying independent auditors' report.

                                  SCHEDULE 2
                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions

                           Year ended June 30, 1995

                                                          Current
                       Total                              value on
Identity of          number of    Purchase     Selling   transaction    Net gain
party involved     transactions    price        price       date         (loss)
-----------------  ------------  ----------   ---------  -----------    --------
American Express        123      $4,513,039          --   4,513,039           --
  Income Fund II         82              --   2,167,463   2,167,463       18,330

IDS Mutual Fund          50       1,239,261          --   1,239,261           --
                         66              --     556,965     556,965      (32,380)

IDS New Dimensions       99       2,554,845          --   2,554,845           --
  Fund II                60              --   1,072,747   1,072,747       73,674

Sunrise Medical           9       1,999,070          --   1,999,070           --
  Pooled Stock Fund      10              --   2,076,095   2,076,095      545,769

American Express Trust  117       4,951,768          --   4,951,768           --
  Money Market Fund I   114              --   5,459,033   5,459,033           --
                        ===      ==========   =========   =========     ========

See accompanying independent auditors' report.

                                 EXHIBIT INDEX


                                                                   Sequentially
Exhibit Number                  Description                        Numbered Page
--------------      -----------------------------------------      -------------
    23.1            Consent of Independent Auditor                      14

                                  SIGNATURES




     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


February 19, 1996             Sunrise Medical Inc. Profit Sharing/Savings Plan
                              ------------------------------------------------
                                                 (Name of Plan)


                              RICHARD H. CHANDLER
                              ---------------------------------------------
                              Richard H. Chandler
                              Plan Administration Committee Member

                              TED N. TARBET
                              ---------------------------------------------
                              Ted N. Tarbet
                              Plan Administration Committee Member

                              ROBERTA C. BAADE
                              ---------------------------------------------
                              Roberta C. Baade
                              Plan Administration Committee Member